Exhibit 21.1

SUBSIDIARIES OF RIMAGE CORPORATION

Name	Jurisdiction of Incorporation	Percent Owned

Rimage Europe GmbH	Germany	100.0%
Rimage Japan Co., Ltd.	Japan	100.0%
Rimage Holdings (Singapore) Pte., Ltd.	Singapore	100.0%
Rimage Information Technology (Shanghai) Co., Ltd.	China	51.0%
Qumu, Inc.	California	100.0%
Rimage Qumu UK Limited	United Kingdom	100.0%	(1)

(1) Rimage Qumu UK Limited is 100% owned by Rimage Europe GmbH.